UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: June 29, 2018

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Cellectis S.A. (the “Company”) previously reported, in connection with its Combined Ordinary and Extraordinary Meeting (the “Meeting”) on June 26, 2018, that certain amendments to the Company’s Bylaws were adopted. Filed as Exhibit 99.1 hereto are Bylaws of the Company, updated as of June 26, 2018, restated to incorporate such previously adopted and reported amendments.

This report on Form 6-K shall be deemed to be incorporated by reference in the Company’s registration statements on Form F-3 (333-217086), Form S-8 (333-204205), Form S-8 (333-214884) and Form S-8 (333-222482), in each case to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Bylaws (statuts) of the registrant as of June 26, 2018 (English Translation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A. (Registrant)

June 29, 2018	By:	/s/ André Choulika
André Choulika
Chief Executive Officer